GOLDEN HEALTH HOLDINGS, INC.

March 12, 2007

United States Securities and Exchange Commission
Attention: Jim B. Rosenberg,
Senior Assistant Chief Accountant
Division of Corporate Finance
Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C. 20549
RE:	Golden Health Holdings, Inc. (the “Company”)
Annual Report on Form 10-KSB/A2 for Fiscal Year Ended September 30, 2005, Filed September 27, 2006 (the “Amended Annual Report”)
Form 10-QSB for Quarter Ended June 30, 2006 (the “Quarterly Report”)
File No. 0-25845

Dear Mr. Rosenberg:

We are in receipt of your letter dated October 26, 2006 regarding the Company’s Amended Annual Report and the Form 10-QSB for the month ended June 30, 2006. Thank you for your efforts in assisting us with our compliance and the overall enhancement of our disclosure. Below, please find the Company’s responses to your comments, keyed to the numbered queries in your letter, for your convenience.

Form 10-KSB/A2 for the year ended September 30, 2005

Accountant’s Report

1. We have amended our filing to provide an auditor’s report for the year ended September 2005. The auditors’ report opines as to all of the financial statements which appeared in the Amended Annual Report, including the cumulative data.

Statements of Stockholders’ Deficit, page F-4

2. The table in Item 11, Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, has been revised to address your comments. Please note the Genghai shares are currently held by six different people, only two of which, Zhijian Lu and Wu Ge, are 5% or more beneficial owners. The total issued and outstanding shares were reflected in the Statement of Stockholders’ Deficit on page F-4.

Certifications - Exhibits 31 and 32

3. The officers and directors who served for the Company’s fiscal year ending September 30, 2006 resigned on July 13, 2006. We have updated our filing to reflect the names of the current officers and directors of the Company. The change of officers and directors has already been reported via the previously filed Form 8/K. The Certifications on Exhibits 31 and 32 accordingly were signed by the current officers of the Company.

Form 10-QSB for the quarterly report ended June 30, 2006

4. We confirmed that the shares issued to Mr. Yu Fai Yip totaling 50,500,000 were still outstanding at the balance sheet of the Company as of June 30, 2006 and referred to in its statements of operations and cashflows for the nine months ended as appeared in the Quarterly Report. Although the reverse merger had not yet been rescinded as of June 30, 2006, the Company discontinued its consolidation with Joy Power International Holdings Limited (“Joy Power”) and recorded the accounting entry in its own books to write off 100% of the then carrying value of its investment in Joy Power International Holdings Limited, a subsidiary of the Company to reflect the losses recorded by Joy Power, which exceeded Joy Power’s own paid up capital. The Company recorded a credit of $101,834 to the “investment in subsidiary” account and a debit of $101,834 to the “loss on investment in subsidiary” account in its own books accordingly.

Redlined copies of the Amended Annual Report and Form 8-K/A are enclosed to expedite your review. Please let us know if you have any further questions or comments. Thank you.

Very truly yours,

Golden Health Holdings, Inc.

/s/ Kam Lau
By: Kam Lau
Its: Chief Executive Officer